INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

THE ATTACHED AUDITED FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of May 24, 2006

Effective April 21, 2005 the Company announced that it had agreed to make an investment in a private company which holds gold prospective mineral claims in central Manitoba, Canada. To date the Company has advanced part of the proceeds of this investment and now owns a percentage of Outback Capital Inc. (dba Pinefalls Gold} which is conducting early-stage exploration on its properties. The investment has been funded from proceeds realized in a June 2005 private placement.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The Company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. Recently this has focused on the resource sector. Resource prices are at medium to long-term highs, a condition that increases potential acquisition costs, and increases the corresponding risk. The same factors have reduced the supply of high quality opportunities.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

A different set of circumstances has driven oil and gas prices to record prices. The greater industrialization of China and India, combined with the emergence of a significant affluent middle class in both countries combine with other factors to increase world demand for petroleum products. This increased demand appears to be permanent, although the price level also combines real or perceived worldwide product shortages, or supply dislocations. Any significant increase in supply will tend to moderate prices.

The Company has regularly been behind major trends and as a result missed them.

Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	Years ended December 31
	2005	2004	2003
Net Operating Revenues	$—	20,000	3,000
Net income (loss)	$(54,804)	(39,742)	(37,863)
Loss per share from continued operations	$0.01	0.01	0.01
Share capital per Canadian GAAP	$13,499,333	13,265,283	13,265,283
Common shares issued	9,883,452	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,084,049	8,323,119	8,323,119
Total Assets	$218,438	53,870	49,070
Net Assets (liabilities)	$176,219	(3,027)	36,715
Cash Dividends Declared per Common Shares	$—	—	—
Exchange Rates (Cdn$ to U.S.$) Period Average	$0.8253	0.7683	0.7135

Overview

The Company’s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. The Company’s management team, affiliates and directors have special expertise in the areas of due diligence, financial analysis and corporate finance strategy with respect to emerging growth enterprises. Additionally, the Company retains Dockside Capital Group to provide certain management functions and in so doing can also access its similar expertise. From time-to-time the Company is approached, through referral, to provide these services on a consulting basis. Thus the Company generates revenue by providing these services. As these sources of revenue are not core to the Company’s focus, the services are not actively marketed.

Results of Operations

The Company has shown modest losses for the past several years. These losses result largely from having little or no revenue and minimal operating expenses, rather than having unusual expenses. In 2004 the Company elected to sell its passive investment, and this resulted in a loss that was somewhat greater than usual. The expenses of the Company are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little. Revenues to date have been solely derived from consulting activities which are not core to the Company’s focus and may fluctuate greatly based upon the Company’s receipt of infrequent, third-party referrals for these services. Expenses fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates. Since our daily operations are almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communications with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing — our expenses are dependent on prevailing market rates for communications services and mailing rates. Similarly, our expenses will continue to increase due to the upward pressure on professional fees charged to reporting companies for compliance related services such as legal and audit work as a result of changes to securities legislation throughout North America.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s March 31, 2006 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at March 31, 2006, the Company had accumulated losses totaling $13,386,095. The Company had working capital of $71,082 as at March 31, 2006. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at December 31, 2005 the Company had cash and equivalents of $119,145 and working capital of $71,082.

Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
				Quarter Ended
	3/31/2006	12/31/2005	9/30/2005	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004
Net Operating Revenues	$5,189	0	0	0	0	20,000	0	0
Net income (loss)	$(9,637)	(4,476)	(9,934)	(33,432)	(6,962)	(18,443)	(8,262)	(7,467)
Income per share from continued operations	$0	0	0	0	0	0	0	0
Share capital per Canadian GAAP	$13,499,333	13,499,333	13,499,333	13,499,333	13,265,283	13,265,283	13,265,283	13,265,283
Common shares issued	9,883,452	9,883,452	9,883,452	9,883,452	8,323,119	8,323,119	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,084,049	9,084,049	8,703,584	8,323,119	8,323,119	8,323,119	8,323,119	8,323,119
Total Assets	$214,982	218,438	217,498	221,662	53,330	53,870	46,402	48,257
Net Assets (liabilities)	$166,582	176,219	180,695	190,629	(9,989)	(3,027)	15,414	23,677
Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company has no viable business.

The Company has no funds.

There is no assurance that the Company can access additional capital.

There is no assurance that the investment disclosed herein with Pinefalls Gold will be successful in its quest to find a commercially viable quantity of mineral resources.

The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.

The Company’s auditors have indicated that U.S. reporting standards would require them to raise a concern about the company’s ability to continue as a going concern.

There is no market for our common shares.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

Contractual Obligations:	Payments Due by Period

Purchase Obligation (1)	$104,500 by July 15, 2006 for balance of investment in Pinefalls Gold [see Note 4 of financial statements]

Option Obligation (2)	1,000,000 common shares by March 31, 2007 to exercise option to acquire three million common shares of Pinefalls Gold [see Note 4 of financial statements]

(1)Via private placement Subscription Agreement dated April 15, 2005
(2)Option only. Requires completion of Subscription Agreement in (1) above

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

There have been no changes in accounting policies.